Filed by AT&T Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                                     Subject Company: AT&T Corp.
                                                    Commision File No. 001-01105

On January 7, 2002, AT&T distributed the following information:



                                   [AT&T Logo]

                                 MIKE ARMSTRONG
                                Chairman and CEO
                                      AT&T

SAFE HARBOR PROVISION

The following are "forward-looking statements" which are based on management's beliefs as well as on a number of assumptions concerning future events made by and information currently available to management. The audiences are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T's control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see AT&T's filings with the Securities and Exchange Commission. AT&T disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results of AT&T.

In connection with these transactions, AT&T will be filing proxy statements, tender offer statements and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they become available because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning AT&T at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from AT&T by directing a request to AT&T at 295 North Maple Drive, Basking Ridge, NJ 07920; Attn: Investor Relations.

AT&T and its officers and directors may be deemed to be participants in the solicitation of proxies from AT&T's shareholders with respect to these transactions. Information regarding such officers and directors is included in AT&T's proxy statement for its 2001 annual meeting of stockholders filed with the Securities and Exchange Commission on March 30, 2001. This document is available free of charge at the SEC's internet site or from AT&T as described above.

                                                                     [AT&T Logo]

                                  [AT&T Logo]

AT&T RESTRUCTURING PLAN

                                                     AT&T
                                                   Business
                               OCTOBER 2000        Consumer
                                                   Broadband
                                                   Wireless
                                           -----   -      -
                                      -----       -        -
                                 -----           -          -
                            -----               -            -
END STATE - 2002       -----                   -              -

AT&T COMMUNICATIONS SERVICES                 INDEPENDENT EQUITITIES

        AT&T                                 AT&T               AT&T
      Business                              Comcast           Wireless
            AT&T                                          Split Off July 2001
          Consumer                                           (NYSE: AWE)
          Tracker

AT&T'S RESTRUCTURING

Following our stated strategy . . .



                                   SHAREHOLDER     CONSUMER               -
                                       VOTE        TRACKER              ---
                                     Mid-2002    DISTRIBUTION        ------
                   PROXY FILING         -        Second Half      ---2003--
                   First Quarter        -           2002        -----------
                       2002             -            -            -----
                        -               -            -          ----- -
                        -               -            -       -----    -
                        -               -             -------         -
                        -               -      -------                -
                        -            ---------                        -
                        -   ---------                                 -
      2002 -----------------                                          -
                                                                AT&T COMCAST
                                                                CORP. CLOSING
                                                                By Year End
                                                                   2002

 . . . In line with our original timeframe

                                                                     [AT&T Logo]

STRENGTH OF AT&T COMMUNICATIONS SERVICES

---------------------------------              ---------------------------------

         -------------                                   -------------
         AT&T Business                                   AT&T Consumer
         -------------                                   -------------

- 4M+ customers                                - ~60M customer

- $14B growth businesses base                  - Leader in long distance voice
  (Data/IP, Local)
                                               - Developing integrated
- Leader in enterprise customer                  service offerings
  relationships

---------------------------------              ---------------------------------

                    ----------------------------------------
                    [AT&T Logo] AT&T Communications Services

                                Revenues: $44.0B
                                 EBITDA: $15.3B
                                Net Debt: ~$18B

                    ----------------------------------------

--------------------------------------------------------------------------------
               AT&T Communications Services is an industry leader
--------------------------------------------------------------------------------

Note: LTM data as of September 30, 2001. EBITDA excludes other income, pretax equity earnings (losses), and asset impairment charges.
      Net Debt as of 11/03/01
                                                                     [AT&T Logo]

[AT&T Comcast Corporation Logo]                             --------------------
                                                              Revenues: $18.0B
                                                                EBITDA: $4.6B
                                                            --------------------

- Deal values AT&T Broadband at $72 billion, implying $4,500 per sub

- AT&T shareholders will own 56% of the economics and 66% of the vote of the new company

- 38M homes passed, with 22M subscribers

- Potential for scaling new and innovative products and services to consumers

- Projected EBITDA growth approaching 20 %

--------------------------------------------------------------------------------
            Merger created the leading entertainment, communications
                            and information company
--------------------------------------------------------------------------------

Note: Financial data for AT&T Broadband based on 9 months annualized as of September 30, 2001. Financial data for Comcast represents LTM as of September 30, 2001. EBITDA excludes other income, pretax equity earnings (losses), and asset impairment charges.
                                                                     [AT&T Logo]

BEST, MOST HIGHLY CLUSTERED INDUSTRY FOOTPRINT

[United States Map]

Clustered Subscribers:
---------------------

AT&T BROADBAND
----------------

Atlanta, Georgia                0.6
Bay Area, California            1.8
Boston, Massachusetts/
   Hartford, Connecticut        2.2
Chicago, Illinois               1.7
Dallas, Texas                   0.6
Denver, Colorado                0.6
Jacksonville, Florida           0.3
Los Angeles, California         0.5
Miami, Florida                  0.8
Pittsburgh, Pennsylvania        0.6
Portland, Oregon                0.4
Sacramento, California          0.6
Salt Lake City, Utah            0.3
Seattle, Washington             1.0
Twin Cities, Minnesota          0.3

COMCAST
----------------
Baltimore, Maryland/
   Washington D.C.              1.5
Detroit, Michigan               1.0
Harrisburg, Pennsylvania        0.5
Nashville, Tennessee            0.3
New York/New Jersey/Connecticut 0.8
Philadelphia, Pennsylvania      1.8

-------------------------
- 38M homes passed

- 79% of subs in
  systems greater than
  250,000

- Presence in 41 states

-------------------------
                                                                     [AT&T Logo]

LEADING PROVIDER OF ADVANCED SERVICES

[Bar Graphs]

DIGITAL
-------
Company                 Subscribers (000's)
-------                 -------------------
AT&T Comcast            4,797
AOL/TW                  2,861
CHTR                    1,951
ADLAC                   1,682
Cox                     1,228


DATA
----
Company                 Subscribers (000's)
-------                 -------------------
AT&T Comcast            2,180
AOL/TW                  1,661
Cox                     779
CHTR                    508
CVC                     423
ADLAC                   315


TELEPHONY
---------
Company                 Subscribers (000's)
-------                 -------------------
AT&T Comcast            924
Cox                     399
CVC                     12

Source: Data as of Company reports on 9/30/01.
                                                                     [AT&T Logo]

                                  [AT&T Logo]

POWERFUL PLATFORM FOR GROWTH

--------------------------------------------------------------------------------
                 Scale drives accelerated broadband deployment
--------------------------------------------------------------------------------

* Deploy new products and services

  - VOD

  - SVOD

  - Home networking

  - Interactive TV

* Leverage AT&T's telephony expertise and infrastructure in Comcast footprint

  - Telephony footprint with national reach

  - Initial rollout to 1 million Comcast homes

  - Enhances growth profile of combined company

* Develop new, and leverage existing, programming content


[QVC Logo] [E! Network Logo] [The Golf Channel Logo] [Comcast SportsNet Logo]

                                                 [AT&T Comcast Corporation Logo]

POWERFUL PLATFORM FOR GROWTH
                                                                    Value Today
                                                                    -----------

[QVC Logo]                  * More than Tripled OCF in 7 years    $13 - $15B
                              * $209M in 1994 to $700M in 2001

[E! Network Logo]           * 60% subscriber growth in 4 years    $1.5 - $2.5B
                              * 46M in 1997 to 75M at YE01

[Style Network Logo]        * 15M subscribers today growing       $300 - $500M
                              to 40M by YEO4

[The Golf Channel Logo]     * 200% subscriber growth in 4 years   $1.0 - $1.5B
                              * 14M in 1997 to 46M at YE01

[Outdoor Life Network Logo] * 120% subscriber growth since 1998   $500 - $700M
                              * 17M in 1998 to 37M at YE01

[Comcast SportsNet Logo]    * Regional sports network covers 8.2M $300 - $500M
                              subscribers and entire Mid-Atlantic ------------ customer base
                                                                  $16.6 - $20.7B


--------------------------------------------------------------------------------
               Significant Value in Content Creation Opportunity
--------------------------------------------------------------------------------

Source: Wall Street equity research estimates.
Value represents 100% of the equity for each entity.


                                                 [AT&T Comcast Corporation Logo]

VALUE CREATION THROUGH SYNERGIES

--------------------------------------------------------------------------------

                                                    Annual
                                                EBITDA Impact ($B)
                                              ------------------

           Operating Efficiencies               $1.25 - $1.95
           Margin Improvement                   $1.20 - $1.60

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                          EBITDA Growth Approaching 20%
--------------------------------------------------------------------------------

                                                 [AT&T Comcast Corporation Logo]

                        [AT&T Comcast Corporation Logo]

                              UNLIMITED OPPORTUNITY

                             [AT&T Broadband Logo]

                                 BILL SCHLEYER
                               President and CEO
                                January 9, 2002

SAFE HARBOR
--------------------------------------------------------------------------------

The following are "forward-looking statements" which are based on management's beliefs as well as on a number of assumptions concerning future events made by and information currently available to management. The audiences are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T's control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see AT&T's filings with the Securities and Exchange Commission. AT&T disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results of AT&T.

In connection with these transactions, AT&T will be filing proxy statements, tender offer statements and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they becomes available because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning AT&T at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from AT&T by directing a request to AT&T at 295 North Maple Drive, Basking Ridge, NJ 07920; Attn: Investor Relations.

AT&T and its officers and directors may be deemed to be participants in the solicitation of proxies from AT&T's shareholders with respect to these transactions. Information regarding such officers and directors is included in AT&T's proxy statement for its 2001 annual meeting of stockholders filed with the Securities and Exchange Commission on March 30, 2001. This document is available free of charge at the SEC's internet site or from AT&T as described above.

1----------------------------------------------------------[AT&T Broadband Logo]

CURRENT ASSESSMENT - WHAT'S GOING RIGHT
--------------------------------------------------------------------------------

- Right strategy

- Best and most highly-clustered industry footprint

- Consolidation and integration
  of operating activities and facilities              [Graphic of Woman on the
  largely complete                                           Telephone]

- Fixed investments in telephony and data
  are behind us now - just beginning                    [Graphic of a Child
  to realize scale benefits                             Watching Television]

- Workforce commitment

       ------------------------------------------------------------------
             Strong foundation in place to accelerate future growth
       ------------------------------------------------------------------

2----------------------------------------------------------[AT&T Broadband Logo]

PRIORITIES FOR 2002
--------------------------------------------------------------------------------

- Enhance customer service

- Accelerate plant upgrade and rebuild         [Graphic of Two Customers
                                                  Getting Assistance]
- Refine Digital video strategy

- Deepen RGU penetration                                  [Graphic of College
                                                           Students Watching
- Drive costs to industry levels to improve                    Television]
  financial performance

- Benchmark vendor agreements to market-based pricing

- Prepare detailed integration plan in support of Comcast merger

       ------------------------------------------------------------------
        Priorities are clearly defined, facilitating a smooth transition
       ------------------------------------------------------------------

3----------------------------------------------------------[AT&T Broadband Logo]

THREE-PRODUCT STRATEGY REMAINS BEST PATH TO DRIVE VALUE
--------------------------------------------------------------------------------

Foundation has been built -> Positioned for dramatic growth

- Video business being operationally strengthened

- Telephony and data poised to realize                   [Graphic of a Couple
  scale benefits                                           Using a Computer]

- Telephony strategy is Broadband's
  key differentiator and distinctive
  value driver                                     [Graphic of Two Children
                                                       Using a Computer]
- Three-product strategy drives industry leading EBITDA per subscriber

       ------------------------------------------------------------------
      Rapidly scaling, three-product strategy will deliver long-term value
       ------------------------------------------------------------------

4----------------------------------------------------------[AT&T Broadband Logo]

HSD NETWORK MIGRATION
--------------------------------------------------------------------------------

- Advantages to AT&T Broadband:

        - Greater cost efficiency: $2 per sub savings and improving
          -> represents expenses for all services previously performed by @Home

        - Improves control and network reliability

        - Designed to support multiple ISPs and tiered packages

        - Improved customer satisfaction, operational and long-term financial results

- 4Q Financial Impact (preliminary estimate)

        - EBITDA: $60M to $65M due to customer credits and slowed sales, increased care volume and marketing communications, and AT&T Business Services costs

- Capital: $60M due to network equipment costs*

* Reflects total AT&T capital: Costs expected to be split 50/50 with AT&T Business Services

5----------------------------------------------------------[AT&T Broadband Logo]

KEY GOALS
--------------------------------------------------------------------------------

- Leverage state-of-the-art network to scale information, entertainment and communications services

- Build service-oriented culture                        [Graphic of Two Girls
                                                          Using a Computer]
- Position company to achieve industry level margins in 2003

- Reinforce foundation to be unlevered free cash flow positive by YE03

       ------------------------------------------------------------------
           Building a foundation for a successful merger with Comcast
       ------------------------------------------------------------------

6----------------------------------------------------------[AT&T Broadband Logo]

                             [AT&T Broadband Logo]

                                   RON COOPER
                            Chief Operating Officer
                                January 9, 2002

CUSTOMER CARE
--------------------------------------------------------------------------------

- Review outsourcing relationships

- Evaluate staffing levels, increase training, and enhance career path opportunities for customer care associates

- Further expand and enhance e-care functionality        [Graphic of a Person
                                                       Talking on the Telephone]
- Integrate care across product lines
                                                [Graphic of a Family
                                               Talking on the Telephone]

8----------------------------------------------------------[AT&T Broadband Logo]

NETWORK UPGRADES: FULL-SERVICE CAPABLE HOMES
--------------------------------------------------------------------------------

 ------------------------------------------------------------------------------

100%- ----------
      ----------
      ----------                                - Priority on accelerating
      --DIGITAL-                                  capital for upgrades
 80%- ---VIDEO--
      ---100%---     70%+                       - Focus on completing build-outs
      ----------    By 2002                       in top three markets
      ----------   ----------
 60%- ----------   ----------                   - > or = 550 MHz: 75% today
      ----------   ----------                     growing to over 80% by YE-02
      ----------   --DIGITAL-
      ----------   --VIDEO/--
 40%- ----------   ---DATA---     40%+
      ----------   ---62%----    By 2002
      ----------   ----------   ----------
      ----------   ----------   --DIGITAL-
 20&- ----------   ----------   --VIDEO/--
      ----------   ----------   --DATA/---
      ----------   ----------   --VOICE---
      ----------   ----------   ---34%----
      ------------------------------------------------

 ------------------------------------------------------------------------------
Note: numbers above bars in graph indicate YE 2002 estimate.

9----------------------------------------------------------[AT&T Broadband Logo]

DIGITAL DRIVES VIDEO GROWTH
--------------------------------------------------------------------------------

- 3.2 million digital subscribers, or 23% of basic subscribers

- Repricing and repositioning of Digital product

- Improves product quality and lowers churn

- Roll-out of VOD enhances digital product offering and enables greater ARPU

     [Bar Graph Depicting                         [Bar Graph Depicting
    Digital Penetration in                       Digital Penetration in
       Mature Markets]                         Recently Launched Markets]

    Dallas           33%                          Boston           20%
    Denver           35%                          LA               21%
    Salt Lake City   39%                          Atlanta          27%

10---------------------------------------------------------[AT&T Broadband Logo]

DATA REACHES CRITICAL MASS
--------------------------------------------------------------------------------

- EBITDA positive since summer 2001 - will dip in 4Q due to network transition costs

- Two out of three super-clusters have nearly 15% penetration across the market

- Average installation time of 1:36 hours, down 17% since March 2001

     [Line Graph Depicting                        [Line Graph Depicting
      2001 Monthly Revenue                         2001 Monthly Expense
       Per Subscriber]                                Per Subscriber]

    Q100           $40                             Q100           $63
    Q200           $41                             Q200           $60
    Q300           $39                             Q300           $59
    Q400           $35                             Q400           $52
    Q101           $37                             Q101           $44
    Q201           $39                             Q201           $40
    Q301           $44                             Q301           $39

* Calculated from 4Q00 to 3Q01

11---------------------------------------------------------[AT&T Broadband Logo]

TELEPHONY APPROACHES PROFITABILITY
--------------------------------------------------------------------------------

- Scaling of business results in rapidly declining fixed costs per subscriber

- EBITDA positive by end of Q1 2002

- Over 40 communities with greater than 20% penetration

- Average installation time of 1:50 hours, down 30% since beginning of year

     [Line Graph Depicting                        [Line Graph Depicting
      2001 Monthly Revenue                         2001 Monthly Expense
       Per Subscriber]                                Per Subscriber]

    Q100           $59                             Q100           $320
    Q200           $60                             Q200           $250
    Q300           $48                             Q300           $190
    Q400           $41                             Q400           $160
    Q101           $43                             Q101           $120
    Q201           $49                             Q201           $80
    Q301           $52                             Q301           $70

Note: Q100 revenue adjusted for one-time access revenue allocation
* Calculated from 4Q00 to 3Q01

12---------------------------------------------------------[AT&T Broadband Logo]

ROADMAP FOR MARKET PERFORMANCE
--------------------------------------------------------------------------------

                                                              Industry
Early Stage Markets          Transition Markets          Standard Markets
-------------------          -------------------        -------------------

                                                        - Realize scale benefits
                                                        - Focus on increased
                                                          penetration
                                                        - Roll out additional
                                                          new services
                                                        - Achieve industry
                                                          leading margins
                            - Improve customer
                              service
                            - Rapidly roll out
                              advanced services
                            - Continue to focus on
                              profitability
- Rapid upgrade
- Reorganize management
  structure
- Improve customer service
- Introduce full suite of
  advanced services

      BAY AREA, LA              SEATTLE, CHICAGO           BOSTON, DENVER
      AND FLORIDA                  AND DALLAS              AND PITTSBURGH

13---------------------------------------------------------[AT&T Broadband Logo]

SUMMARY
--------------------------------------------------------------------------------

- Strategy, markets, assets, and people are outstanding

- Business is scaling with dramatic impact on EBITDA growth

- Telephony strategy is Broadband's key differentiator and distinctive value driver

- Improving customer care and finishing network upgrades

- Delivering improved operational and financial performance in 2002

       ------------------------------------------------------------------
          Strong foundation in place to deliver future growth and value
       ------------------------------------------------------------------

14---------------------------------------------------------[AT&T Broadband Logo]

                              [AT&T Consumer Logo]

                                January 7, 2002

                                  SAFE HARBOR
--------------------------------------------------------------------------------

The following are "forward-looking statements" which are based on management's beliefs as well as on a number of assumptions concerning future events made by and information currently available to management. The audiences are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T's control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see AT&T's filings with the Securities and Exchange Commission. AT&T disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results of AT&T.

In connection with these transactions, AT&T will be filing proxy statements, tender offer statements and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they become available because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning AT&T at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from AT&T by directing a request to AT&T at 295 North Maple Drive, Basking Ridge, NJ 07920; Attn: Investor Relations.

AT&T and its officers and directors may be deemed to be participants in the solicitation of proxies from AT&T's shareholders with respect to these transactions. Information regarding such officers and directors is included in AT&T's proxy statement for its 2001 annual meeting of stockholders filed with the Securities and Exchange Commission on March 30, 2001. This document is available free of charge at the SEC's internet site or from AT&T as described above.

                                                                     [AT&T Logo]
1

                                 AT&T CONSUMER
--------------------------------------------------------------------------------

- Investment Thesis

- Business Strategy and Assets

- Key Drivers for High Performance

                                                                    [AT&T Logo]
2

                       AT&T CONSUMER - INVESTMENT THESIS
--------------------------------------------------------------------------------

              AT&T Consumer will offer shareholders a substantial
                   dividend yield backed by strong cash flows

The Proof Points for our Thesis
-------------------------------

- Underlying financial assumptions about core LD are reasonable and based on experience

- Manageable debt/dividend obligation

- Sustainable dividend yield from a respected company

- Cash flow also allows for prudent investment in growth businesses to stimulate future revenue and earnings streams

- Relationship with parent company advantages our execution

                                                                     [AT&T Logo]
3

                             AT&T CONSUMER STRATEGY
--------------------------------------------------------------------------------

Maximize our cash flow

- Focus on free cash flow generation
- Attract and retain high-value customers

Increase operating efficiencies through variabilizing costs

- 6B of cost reductions since 1998
- Key focus on care and billing


Broaden our service lines

- Natural evolution with our customers
- Bundle long distance and local services
- New value-added voice and data services

                                                                     [AT&T Logo]
4

                          UNPARALLELED CONSUMER ASSETS
--------------------------------------------------------------------------------

                                   60 million
                                    customer
                                  relationships
       AT&T's global \                 |                      / Comprehensive
          network      \               |                   /      consumer
                         \             |                /         database
                           \           |             /
                              [AT&T Consumer Logo]
                                       |
                              /        |            \
                           /           |               \
     Distribution and   /              |                  \     World renowned
      customer care  /                 |                     \   AT&T brand
        platform                 Strong Tracker
                                   management
                                      team

                                                                     [AT&T Logo]
5

                            DEALING WITH RBOC ENTRY
--------------------------------------------------------------------------------

Impact of RBOC Entry

- Plans based on experience in six markets in 2001
- RBOCs consistently appeal to lower-end customers
- Disruptive but temporal impact for 24 Months


                 [Line Graph Depicting Gross Loss Rate Per Month
                     Pre-RBOC Entry and Post RBOC Transition
                         and Return to Pr-Entry Levels]

Mitigating the Impact

- Deploy pre-emptive retention strategies on a market-by-market basis
- Deliver local and long distance offers with UNE-P as in NY and TX

                                                                     [AT&T Logo]
6

                            TECHNOLOGY SUBSTITUTION
--------------------------------------------------------------------------------

Substitution Drivers

- Wireless
- E-mail/Instant                  [Computer Graphic]    [Cellular Phone Graphic]
  messaging

Growth through Substitute Products

-PrePaid calling card                                    [Calling Card Graphic]

       ------------------------------------------------------------------
         Even under these pressures, out traditional lines of business will continue to produce industry leading margins in 2002
       ------------------------------------------------------------------

                                                                     [AT&T Logo]
7

                       INCREASING OPERATION EFFICIENCIES
                          THROUGH VARIABILIZING COSTS
--------------------------------------------------------------------------------

- Key cost drivers are independent of revenue
        - Number of customers
        - Customer call-in rate to centers
        - Billing frequency

- Increased self-service through improved designs of web-based tools

- Over 35% of customer care transactions will be self-served in 2002

- Annual Long Distance care costs per customer are declining 11% on average

                                                                     [AT&T Logo]
8

                   E-RELATIONSHIPS SIGNIFICANTLY VARIABILIZE
                               OUR BILLING COSTS
--------------------------------------------------------------------------------

2002 Electronic vs. Traditional Unit Cost Comparison

    Cost/Bill                      Fulfillment                 Net Bad Debt

  [Arrow Graphic                 [Arrow Graphic               [Arrow Graphic
  Pointing Down]                 Pointing Down]               Pointing Down]

   [Down] 20+%                    [Down] 80+%                 [Down] 15-20%


                                                                     [AT&T Logo]
9

                           BROADEN OUR SERVICE LINES
--------------------------------------------------------------------------------

                            [Graphic of Two Children
                              Using a Computer and
             ------------->   Talking on the Phone]    <------------
          /                                                           \
         |                       AT&T WORLDNET                         |
         |                         HIGH SPEED                          |
         |                  VOICE AND DATA SERVICES                    |
         |                                                             |
[Telephone Graphic]                                          [Computer Graphic]

LOCAL VOICE (UNE-P)                                             AT&T WORLDNET
 VERTICAL FEATURES                                               DIAL-UP ISP
LONG DISTANCE VOICE

                                                                     [AT&T Logo]
10

                            VALUE DRIVERS OF SUCCESS
                        AT&T WORLDNET HIGH SPEED SERVICE
--------------------------------------------------------------------------------


Multiple Revenue Streams                 Scalable Provisioning
    per Customer                                  |
          |          Consumer Recognition         |        Alignment of Capital/
          |             and Credibility           |         Revenue Generation
          |                    |                  |                  |
          |                    |                  |                  |
          |                    |                  |                  |
          |                    |                  |                  |
          V                    V                  V                  V

  Integrated offer       Top Ten brand     Zero-touch design  Leverage existing
  with high speed                                               network assets
  data, voice and      Existing customer   Self-provisioning
     features            Relationships                          Success-based
                                                                  capital
                                                                 deployment

                                                                     [AT&T Logo]
11

                    DISCIPLINED CAPITAL DEPLOYMENT APPROACH
--------------------------------------------------------------------------------

                     Specific markets isslustrate dynamics
                          of our targeted rollout plan


     [Map Graphic Depicting                         [Map Graphic Depicting
  Selected and Non Selected LSOs                Selected and Non Selected LSOs
    in the Los Angeles Area]                            in the Boston Area]


            Investing in only the most profitable locations is a key
                      advantage of the AT&T Consumer Plan

                                                                     [AT&T Logo]
12

                             AT&T CONSUMER SUMMARY
--------------------------------------------------------------------------------

- Maximize free cash flows

- Leverage brand, in-place assets and management team

- Manage RBOC challenge

- Build upon UNE-P success

- Profitably broaden our service line

                                                                     [AT&T Logo]
13

                                   [AT&T Logo]
                                   DAVE DORMAN
                                    PRESIDENT
                                      AT&T

                             SAFE HARBOR PROVISION


The following are "forward-looking statements" which are based on management's beliefs as well as on a number of assumptions concerning future events made by and information currently available to management. The audiences are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T's control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see AT&T's filings with the Securities and Exchange Commission. AT&T disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future
events or otherwise.   This information is presented solely to provide
additional information to further understand the results of AT&T.

In connection with these transactions, AT&T will be filing proxy statements, tender offer statements and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they become available because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning AT&T at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from AT&T by directing a request to AT&T at 295 North Maple Drive, Basking Ridge, NJ 07920; Attn: Investor Relations.

AT&T and its officers and directors may be deemed to be participants in the solicitation of proxies from AT&T's shareholders with respect to these transactions. Information regarding such officers and directors is included in AT&T's proxy statement for its 2001 annual meeting of stockholders filed with
the Securities and Exchange Commission on March 30, 2001.   This document is
available free of charge at the SEC's internet site or from AT&T as described above.

                       T COMMUNICATIONS SERVICES STRENGTHS

                                  [AT&T Logo]

                             OPERATIONAL EXCELLENCE
                               MARKET OPPORTUNITY
                              COMPETITIVE STRENGTH
                             FINANCIAL FLEXIBILITY

                             OPERATIONAL EXCELLENCE

----------------------
Business Services
----------------------

[Coca Cola Logo]                        Leader in Enterprise Telecom
[GE Logo]
[Siemens Logo]                          - Unsurpassed Relationships/Resources
[American Express Logo]
[Citigroup Logo]                        - Complete Product Portfolio
[GM Logo]
[Ford Logo]                             - Complex Network Implementation
[Merrill Lynch Logo]
[The Home Depot Logo]                   - Managed Service Options
[FedEx Logo]
[Kraft Logo]
[Best Buy Logo]
[KMart Logo]
[United Logo]
[Walmart Logo]
[Circuit City Logo]                                   [Arrow Graphic Pointing
[Master Card Logo]                                          Up and Down]
[UPS Logo]
[First Union Logo]                                        SCALE ADVANTAGES
[Merck Logo]

----------------------
Consumer Services
----------------------

Local Voice Services                    Operational Discipline
Vertical Features
Long Distance Services                  - Driving 60 million customer
Internet Service Provider                 relationship
High Speed Data Services
                                        - Targeted WorldNet High Speed service

CONTINUOUS COST STRUCTURE IMPROVEMENT

--------------------
| Business Services|
--------------------

  * Realigned Resources to Build Growth Portfolio Exiting 2001 Greater than LD Voice

    - Core Network Headcount Down ~30% (YE 99/YE01)

    - Focus on Customer Frontline

--------------------
|Consumer          |
--------------------

28% Operating Expense Reduction Since 1999

                     TELECOM COMPETITIVE FORCES ADVANTAGE T

Enterprise customer demand
supplier certainty/sustainability
----------------------------------->

Wholesale/ISP customers demand
diminished
------------------------------------------>


Scale advantages help mitigate price declines
-------------------------------------------------->


Cash/Balance Sheet Shakeout
--------------------------------------------------------->


AT&T is the premier business telecom
--------------------------------------------------------------->   [AT&T Logo]

                      SCALING LOCAL TO DRIVE PROFITABILITY

         Access         Connectivity           Managed
        & Local  --->     Services    ---->    Services    --->    Outsourcing

------------------------
   Market Opportunity

-Local Voice & Data
 $111B Revenue in 2002*
------------------------
      ------------------------
         Strategic Focus

     - Enterprise Customers
     - High Value Consumers
     ------------------------
           ------------------------
            Competitive Advantage

           - Gain Share Opportunity
           - Strong Footprint -
             80 Cities, 65 MSAs
           - 2.7M Business Access Lines
           - Over 31M DS0 Equivalents
           - High Teens Business Local
             Voice Revenue Growth
           ------------------------

*Source: AT&T Industry Sizing Team

                             VOICE - THE KILLER APP

         Access         Connectivity           Managed
        & Local  --->     Services    ---->    Services    --->    Outsourcing
                      LD VOICE   DATA

                ------------------------
                      Opportunity*

                - $59B Market in 2002
                - Declines to $41B by 2006
                - Good Margins at scale
                ------------------------
                      ------------------------
                         Strategic Focus

                     - Position at every layer
                        - Enterprise
                        - Wholesale
                        - Consumer
                     - Exploit Network Ubiquity
                     - Leverage 800 Position
                     ------------------------
                           ------------------------
                            Competitive Advantage

                           - Network Scale/Complementary
                             traffic mix
                           - Demand Driven IP Transition
                           - Over $20B YTD (Q3) Total
                             Commmunications Services Long
                             Distance Voice Revenue
                           ------------------------

*Source: AT&T Industry Sizing Team

                     ENTERPRISE DATA NETWORKING LEADERSHIP

         Access         Connectivity           Managed
        & Local  --->     Services    ---->    Services    --->    Outsourcing
                      LD VOICE   DATA

                              ------------------------
                                 Market Opportunity

                              - $50B Market in 2002*
                              - 2002-2006 CAGR of 12%
                              ------------------------
                                     ------------------------
                                          Strategic Focus

                                    - Enterprise Networking
                                    - Facilitate Customer
                                      Transition to IP
                                    - High Value Consumers/
                                      Small Business DSL
                                    ------------------------
                                         ------------------------
                                           Competitive Advantage

                                         - Frame/ATM Leadership
                                         - >30%Packet Revenue Growth
                                         ------------------------

*Source: AT&T Industry Sizing Team

                         END-TO-END GLOBAL CONNECTIVITY

         Access         Connectivity           Managed
        & Local  --->     Services    ---->    Services    --->    Outsourcing
   ---------------------------------------------------------------------------
                            G L O B A L   R E A C H
  ---------------------------------------------------------------------------

                         ------------------------
                              Opportunity

                         - $100B Global Data/IP Market
                           in 2002
                         - Growing High Teens in 2002
                         ------------------------
                               ------------------------
                                   Strategic Focus

                               - Focus on US-Based Multinationals
                               - Platform/Functional Transparency
                               ------------------------
                                    ------------------------
                                     Competitive Advantage

                                    - Ability to Execute
                                    - Unsurpassed Bilateral Reach
                                    - AT&T Global Network
                                        - 59 Countries/835 Sites
                                    - AT&T Canada, AT&T Latin America,
                                      Alestra
                                    - Opportunistic "B-B-B-B" Transport
                                      layer
                                    ------------------------

*Source: AT&T Industry Sizing Team

            LEVERAGE ENTERPRISE FRANCHISE WITH VALUE ADDED SERVICES

         Access         Connectivity           Managed
        & Local  --->     Services    ---->    Services    --->    Outsourcing

                                                      ------------------------
                                                         Market Opportunity

                                                      - $62B Managed Services
                                                        Market in 2002/33%
                                                        Growth*
                                                      - $53B Addressable
                                                        Outsourcing Market in
                                                        2002/15% Growth*
                                                      - Business Continuity
                                                        Opportunity Exploding
                                                      ------------------------
                                               ------------------------
                                                  Strategic Focus

                                               - Market Responsive Portfolio
                                                   - Service/Application
                                                     Convergence
                                                   - Cost Effective IT Solutions
                                               - AT&T Restoration/Reliability
                                                 Strengths
                                               ------------------------
                                         ------------------------
                                          Competitive Advantage

                                        - Competency in Building Diverse/
                                          Complex IP Networks
                                              - Excite@Home
                                        - Broadband IP Connectivity
                                          Leadership
                                        - Hosting Flight to Quality
                                        ------------------------

*Source: AT&T Industry Sizing Team not IDC reports.

                             FINANCIAL FLEXIBILITY

     ---------------------------------------------------------------------
                                                        Last Twelve Months
                                                              9/30/01
                                                              -------
     ---------------------------------------------------------------------

        Revenue
        -------
          Total Communication Services                          $44.0B
          Business Services                                      28.3
          Consumer                                               15.9


        EBITDA(1)
        ------
          Total Communication Services                          $15.3B
          Business Services                                       9.1
          Consumer                                                5.6

        Net Debt(2)                                             ~$18 B
        --------

- Excludes other income (expense), pretax equity earnings (losses) and asset impairment charges.
- Approximate Net debt expected as of 11/30/01
                                                                              12

                                  [AT&T Logo]